July 26, 2024
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE.
Washington, D.C. 20549
Attention: Valeria Franks and Rufus Decker

Re: L.B. Foster Company
Form 10-K for Fiscal Year Ended December 31, 2023
Comment letter response dated June 25, 2024
File No. 000-10436

Ladies and Gentlemen:

Set forth below are the responses of L.B. Foster Company (“we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 16, 2024, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) and the Company’s response letter dated June 25, 2024. For your convenience, we have restated the Staff’s comments from the July 16, 2024 letter below in their entirety in bold font, followed by the corresponding responses from the Company.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 9A. Controls and Procedures, page 63

1.We read your response to prior comment 3. Please tell us how this error affects your conclusion on the effectiveness of your internal control over financial reporting. Discuss whether you have a material weakness or significant deficiency and explain how you reached your conclusion. In doing so, also address the following:
•Tell us the control that failed and explain when and how you first identified the control had failed.
•Tell us why the control failed.
•Discuss how much bigger the error could have been (could factor) without being identified by you.
•Tell us about any compensating controls and explain whether they were operating effectively. If you believe they were operating at the appropriate level of precision to prevent a larger error, provide sufficient evidence to support your assertion.
•Provide us with the internal control disclosures you intend to include related to:
◦the failed control(s) and
◦internal control changes that occurred that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308 of Regulation S-K.

Response
The Company has evaluated whether a material weakness or significant deficiency exists in its internal control over financial reporting and whether our disclosure controls and procedures were effective as of December 31, 2023. We have determined that the immaterial error cited in the Staff’s comment does not impact our prior conclusion on the effectiveness of our internal control over financial reporting as of December 31, 2023 and that such immaterial error has not resulted in a control deficiency.

In reaching this conclusion, the Company considered the nature of the income statement classification misstatement and the controls and procedures over financial reporting that were performed related to the non-recurring bridge grid deck exit (the “bridge exit”) transaction prior to the issuance of the Annual Report on Form 10-K for the year ended December 31, 2023, and the resultant determination to exclude the bridge exit costs from 2023 operating income. As part of these controls and procedures:

•Management identified the bridge exit as a non-recurring transaction, which was reviewed and documented by management at the conclusion of the transaction. A control exists that requires the review and approval by management of all non-recurring transactions over $250,000.

•In conjunction with this review process, management assessed the statement of operations classification of the bridge exit charges incurred. This review included an evaluation of ASC 360-10-45-4, ASC 420-10-45-3 and ASC 420-10-S99-1 through S99-3 and other technical guidance. This control operated effectively as of December 31, 2023, in that it appropriately identified the $1.4 million of bridge exit costs as a non-recurring transaction that should be recorded in operating income.

•Further, as part of the financial statement preparation process, management determined that presenting the bridge exit charges in Other expense (income) - net was immaterial after considering Staff Accounting Bulletin No. 99, Materiality, as documented in our June 25, 2024 response.

•Recording the bridge exit costs in Other expense (income) - net was related to management’s goal of providing greater transparency by aligning the statement of operation classification of the bridge exit costs with two other non-recurring transactions (business divestiture charges) recorded earlier in 2023. The size of the identified error was limited to $1.4 million, as there were no other restructuring charges recorded outside of operating income in 2023.

As the amount was identified and evaluated as discussed above in the context of the Company’s existing internal controls over financial reporting, the Company did not identify a control deficiency as of December 31, 2023 related to the presentation of the immaterial amount of $1.4 million of bridge exit costs in Other expense (income) - net. Therefore, the Company did not perform a further evaluation of compensating controls or internal control disclosures.

As noted above, we continue to assert that our controls remain effective in preventing a material error in the consolidated financial statements arising from non-recurring transactions. However, in light of the Staff's correspondence, management has considered our internal control over financial reporting related to non-recurring transactions and determined that all future restructuring and exit costs will be recorded in operating income in prospective filings with the SEC, regardless of the dollar amount.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your review, please contact me at 412-928-3450.

Sincerely,

/s/ William M. Thalman

William M. Thalman
Executive Vice President and Chief Financial Officer